EXHIBIT 99.3

Yakang Ai Western Tannoy 6 (Of Tonga Group)

Chengdu, Sichuan Province China

October 21, 2013

Sichuan Leaders Petrochemical Company 6371 Business Blvd. Suite 200  Lakewood Ranch, FL 34240

Attention:  Board of Directors

Ladies and Gentlemen:

Please be advised that I hereby resign from my position as President and Director of Sichuan Leaders Petrochemical Company (the “Company”), effective at 3:00 p.m., Monday, October 21, 2013.

Due to the time constraints with my other Companies, I believe it in the best interest of the Company to find a President and Director that will devote the time necessary to further the goals of the Company.

This resignation is not the result of a disagreement with management regarding the operations, policies or practices of the Company.

Sincerely,

/s/ Yakang Ai

Yakang Ai